NO ACT

DC
10
11-09-09

Act: 1934
Section:
Rule: 12H-3
Public
Availability: 11/9/2009

November 9, 2009

[redacted]

09012707

Received SEC
NOV 09 2009
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caraustar Industries, Inc.
Incoming letter dated November 9, 2009

Based on the facts presented, the Division will not object if Caraustar stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended September 30, 2009. In reaching this position, we note that Caraustar has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3, S-4 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Caraustar will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-Q for the quarter ended September 30, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Mark F. Vilardo
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2009

Mail Stop 4546

Mr. Ward S. Bondurant
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, NE
Atlanta, Georgia 30326-1044

Re: Caraustar Industries, Inc.

Dear Mr. Bondurant:

In regard to your letter of November 9, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Section 12, Rule 12h-3 and Section 15(d) under
the Securities Exchange Act of 1934

November 9, 2009

VIA EMAIL

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: Caraustar Industries, Inc. (Commission File Number: 0-20646)

Ladies and Gentlemen:

On behalf of Caraustar Industries, Inc., a Delaware corporation ("Caraustar" or the "Company"), we seek concurrence from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with the Company's view that the effectiveness of the Company's registration statements during its fiscal year ended December 31, 2009 will not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and suspending the Company's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act with respect to the remainder of the 2009 fiscal year, in which the Company's registration statements were deemed updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"). If the Staff grants the relief sought by this letter, the Company intends to file a Form 15 with the Commission not later than November 9, 2009, the due date for the Company's next periodic report, relating to the suspension, pursuant to Rule 12h-3(a) and (b)(1)(i), of the Company's Section 15(d) reporting obligations. Alternatively, on behalf of the Company and pursuant to Section 12(h) of the Exchange Act, we request an exemption from the requirements of Section 15(d) for filing the foregoing reports. This letter replaces in its entirety the undersigned's letter to you dated October 28, 2009.

As described below, upon the Company's emergence from chapter 11 bankruptcy proceedings: (a) the securities which triggered the Company's reporting obligation were cancelled; (b) the reorganized Company ("Reorganized Caraustar") is privately owned; (c) the Company has filed post-effective amendments removing from registration any unsold securities covered by its registration statements on Forms S-3, S-4 and S-8; and (d) each of the post-effective amendments has either been declared effective or was automatically effective upon filing.

Background

On May 31, 2009, Caraustar and certain of its U.S. subsidiaries (together, the "Debtors") filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of Georgia (the "Bankruptcy Court"). These chapter 11 cases were jointly administered under the caption: In re: Caraustar Industries, Inc., et al., Chapter 11 Case Nos.: 09-73830, 09-73835 through 09-73837, 09-73839 through 09-73841, 09-73843 through 09-73851, and 09-73853 through 09-73855 (the "Chapter 11 Case"). On August 4, 2009, the Bankruptcy Court confirmed the Debtors' First Amended Joint Plan of Reorganization dated June 30, 2009 (the "Reorganization Plan"). On August 20, 2009 (the "Effective Date"), all conditions to consummation of the Reorganization Plan were satisfied or waived in accordance with the Reorganization Plan, the Reorganization Plan became effective, and the Company emerged from chapter 11.

Pursuant to the Reorganization Plan, the Company cancelled and extinguished, as of the Effective Date, all of its then-outstanding equity interests, including shares of its Common Stock, par value $0.10 per share (the "Retired Common Stock") and all of its outstanding stock options to purchase Retired Common Stock and restricted shares granted under the Company's various equity incentive plans (the "Incentive Plans"). Pursuant to the Reorganization Plan, holders of interests in the Retired Common Stock (including restricted shares and options) as of August 20, 2009, were entitled to receive their pro rata share of $2,900,000 in cash.

The Reorganization Plan authorized Reorganized Caraustar to issue 30,000 shares of its new Class A common stock (the "New Common Stock"). Under the Reorganization Plan, all of such shares of New Common Stock were issuable to the holders of the Company's 7 3/8% senior notes due 2009 and 7 1/4% senior notes due 2010 (collectively, the "Retired Senior Notes"), including the largest holder of Retired Senior Notes, Wayzata Investment Partners, which maintained its holdings in the Retired Senior Notes in four funds: Wayzata Opportunities Fund, LP, Wayzata Opportunities Fund Offshore, LP, Wayzata Opportunities Fund II, LP, and Wayzata Opportunities Fund Offshore II, LP (collectively "Wayzata"). The Retired Senior Notes were obligations of the Company and the 7 1/4% senior notes were also guaranteed by certain subsidiaries of the Company. Pursuant to the Reorganization Plan, all of the Retired Senior Notes were terminated and/or cancelled as of the Effective Date. The Company represents that the Retired Senior Notes were held of record as of the Effective Date by less than 45 holders. Under the Reorganization Plan, the shares of New Common Stock issuable to the holders of the Retired Senior Notes in the chapter 11 case were exempt from registration under the Securities Act pursuant to section 1145 of the Bankruptcy Code, and will not be publicly traded. Accordingly, the Company represents that on the Effective Date, all of the outstanding shares of New Common Stock were held of record by 40 holders and, as of September 8, 2009, Wayzata owned 20,306 shares, approximately 67.7%, of Reorganized Caraustar's outstanding New Common Stock.

In addition, the Reorganization Plan authorized Reorganized Caraustar to issue approximately $85 million of new secured notes (the "New Secured Notes") to the holders of the Retired Senior Notes. Under the Reorganization Plan, the New Secured Notes issuable to the holders of the Retired Senior Notes in the chapter 11 case are exempt from registration under the Securities Act pursuant to section 1145 of the Bankruptcy Code, and will not be publicly traded. The Reorganization Plan provided that Reorganized Caraustar would issue the New Secured Notes to each holder of a Retired Senior Note claim as of the Effective Date. The Company represents that the New Secured Notes were held of record as of October 16, 2009, by 43 holders.

Following the Effective Date, the board of directors of Caraustar will adopt a short-term and long-term management incentive plan. Class B shares representing 10% of the New Common Stock will be reserved for equity awards under the long-term management incentive plan. Such Class B shares shall have the right to vote on board of director candidates along with the shares of New Common Stock to be received by the Retired Senior Noteholders on the Effective Date, but will not have certain special voting rights with respect to approval of key decisions and related party transactions. Class B shares will not be entitled to certain pre-emptive rights, co-sale rights or demand registration rights and will be transferable only to family members. Otherwise, Class B shares shall have the same priority, right to dividends, and other indicia of ownership as do the shares of New Common Stock to be received by the Retired Senior Noteholders on the Effective Date. Equity awards under the long-term management incentive plan may be granted to management by the Board of Directors of Reorganized Caraustar in its discretion. The Company does not anticipate that it will issue Class B shares to more than ten (10) eligible participants. Therefore, the Company does not believe that the issuance of the Class B shares would cause the Company to have a class of stock held by more than 300 holders of record. It is the opinion of the Company's counsel that the issuance of the Class B shares will be exempt from registration under Section 5 of the Securities Act by virtue of Rule 701 thereunder.

Prior to filing the chapter 11 petitions, the Retired Common Stock was listed for trading on the Nasdaq Stock Market. As a result of the chapter 11 proceedings, the Retired Common Stock was suspended from trading on the Nasdaq Stock Market on June 11, 2009, and the Nasdaq Stock Market LLC ("Nasdaq") subsequently filed a Form 25-NSE pursuant to Rule 12d2-2, delisting the Retired Common Stock effective as of July 12, 2009.

The Company's Reporting Obligations Under Section 13(a)

Pursuant to a Form 8-A filed with the Commission on September 17, 1992, the Retired Common Stock was registered under Section 12(g) of the Exchange Act. Subsequently, as a result of the Nasdaq Stock Market becoming a national securities exchange on August 1, 2006, the Retired Common Stock became registered under Section 12(b) of the Exchange Act. The Retired Common Stock did not at any time trade on any other national securities exchange, other than the Nasdaq Stock Market. Other than the Retired Common Stock, no other securities of the Company, including the Retired Senior Notes, were ever listed or traded on any securities exchange.

In addition, on May 8, 1995, the Company filed a Form 8-A registering under Section 12(g) of the Exchange Act certain stock purchase rights ("Rights") issued to all shareholders of record on June 1, 1995. All of the Rights expired without exercise on April 19,

2005, and no Rights have been outstanding since such time. A Form 15 (the "Rights Form 15") was filed with the Commission on August 21, 2009 in order to terminate the registration of the Rights under Rule 12g-4.[1]

As a result of the chapter 11 proceedings, the Retired Common Stock was suspended from trading on the Nasdaq Capital Market on June 11, 2009, and Nasdaq subsequently filed a Form 25-NSE pursuant to Rule 12d2-2 delisting the Retired Common Stock, effective as of July 12, 2009. The Retired Common Stock was quoted on the Pink Sheets under the symbol "CSARQ" beginning on or about June 11, 2009 and ending on or about August 24, 2009. As a result of the filing of the Form 25-NSE, the Retired Common Stock was deregistered under Section 12(b) of the Exchange Act, but thereupon became registered under Section 12(g) of the Exchange Act pursuant to Rule 12g-2. A Form 15 (the "Common Stock 12g-4 Form 15") was filed on August 21, 2009 in order to terminate the registration of the Company's Retired Common Stock under Section 12(g).[2]

The Company represents that the Retired Common Stock and the Rights were the only securities of the Company ever registered, or required to be registered, under Sections 12(b) or 12(g). These registrations were terminated by the Common Stock 12g-4 Form 15 and the Rights Form 15, respectively.

As discussed below, absent the relief sought herein, upon termination of the Company's reporting obligations pursuant to Section 12(g), the Company would be subject to the reporting obligations under Section 15(d) with respect to (i) the Retired Common Stock, and (ii) the interests in, and rights granted under, the Incentive Plans as described below.

The Company has filed post-effective amendments terminating all of the registration statements described below, some of which, as noted below, previously terminated by their own terms or by the provisions of Rule 415(a)(5). All of the securities described in those registration statements were terminated or cancelled in the Reorganization Plan. Other than (i) the Retired Common Stock, and (ii) the interests in, and rights granted under, the Incentive Plans as described below, the Company represents that it has no other class of securities that is registered or required to be registered under Section 12 of the Exchange Act or that would give rise to a reporting obligation under Section 15 of the Exchange Act.

Upon receipt of the relief sought by this letter, Reorganized Caraustar intends to file an additional certification on Form 15 (the "Final 12h-3 Form 15") in order to suspend the Company's remaining reporting obligations under the Exchange Act, including its reporting obligations under Sections 13(a) and 15(d), pursuant to Rule 12h-3.

The Company represents that it has filed all reports required by Section 13(a), without regard to Rule 12b-25, for its most recent three fiscal years and the portion of the current year preceding the date of this letter.[3] Accordingly, the undersigned understands that the Company could avail itself of the suspension of its Exchange Act reporting obligations by filing the Final 12h-3 Form 15, but for subsection (c) of Rule 12h-3, which denies the suspension during any fiscal year in which a registration statement filed under the Securities Act is required to be updated pursuant to Section 10(a)(3) of the Securities Act. As described below, certain registration statements of the Company covering securities of the Company were deemed to have been post-effectively amended during 2009 when the Company filed its Annual Report on Form 10-K for fiscal 2008 (the "2008 Form 10-K").

Prior to the commencement of its chapter 11 case, the Company filed with the Commission the following registration statements on Form S-8 and certain amendments thereto, covering shares of Retired Common Stock and, in some instances interests in the Incentive Plans and Rights, issuable to certain eligible officers, directors, employees, consultants and service providers upon the exercise of options and the receipt of stock bonuses granted to them under the various Incentive Plans[4]:

File No. 33-53726 (effective 1992);
File No. 33-53728 (effective 1992);
File No.33-53808 (effective 1992);
File No. 33-75838 (effective 1994);
File No. 33-77682 (effective 1994);
File No. 333-2948 (effective 1996);
File No. 333-57965 (effective 1998);
File No. 333-37168 (effective 2000);
File No. 333-106062 (effective 2003); and
File No. 333-106064 (effective 2003).

Pursuant to the Reorganization Plan, all of the Retired Common Stock, including options and shares granted or reserved under the various Incentive Plans and all shares and any rights, warrants and options to acquire any equity security in the Company, were cancelled and extinguished as of the Effective Date, and there are no remaining holders of Retired Common Stock or options to acquire Retired Common Stock. Nonetheless, the Form S-8 registration statements were deemed to have been post-effectively amended when the Company filed its 2008 Form 10-K. Therefore, the Company seeks relief from the limitations imposed by Rule 12h-3(c) with respect to (i) the Retired Common Stock, and (ii) the interests in, and rights granted under, the Incentive Plans as described below.

The Company filed post-effective amendments with respect to each of the Form S-8 registration statements, terminating the registration and removing any unsold securities from registration. All but one of these post-effective amendments was filed on August 21, 2009. The post-effective amendment to File No. 33-53726 was filed on October 21, 2009. All of these post-effective amendments were automatically effective upon filing pursuant to Rule 464.

In addition, the Company filed post-effective amendments with respect to each of its Form S-3 and Form S-4 registration statements in order to remove any unsold securities from registration thereunder. As indicated below, certain of these registration statements expired pursuant to Rule 415(a)(5) prior to the filing of the post-effective amendments. Each of the Form S-3 and Form S-4 post-effective amendments was filed on August 21, 2009 and declared effective on September 22, 2009. Some of these registration statements were deemed to have been updated under Section 10(a)(3) when the Company filed its 2008 Form 10-K and would therefore require that the Company seek relief from the limitations imposed by Rule 12h-3(c).

The Form S-3 and Form S-4 registration statements for which post-effective amendments were filed are:

- a registration statement on Form S-3 (File No. 333-24431 (effective 1997)) covering the secondary sale of 500,000 shares of Retired Common Stock issued in connection with an acquisition in 1997.

- two registration statements on Form S-4 (File Nos. 333-29937 (effective 1997), and 333-64923 (effective 1998) covering the offering of Retired Common Stock to be issued in connection with potential acquisitions.

- a registration statement on Form S-3 (File No. 333-65555 (effective 1998)) covering the offering of $200.0 million in aggregate principal amount of 7 3/8% senior notes due 2009, which were included in the Retired Senior Notes cancelled pursuant to the Reorganization Plan. An additional $100.0 million of debt securities registered pursuant to the registration statement were never issued. This registration statement expired pursuant to Rule 415(a)(5) prior to January 1, 2009 and, therefore, was not updated under Section 10(a)(3) when the Company filed its 2008 Form 10-K. The Company represents that, as of January 1, 2009, there were less than 300 holders of record of the 7 3/8% senior notes due 2009 and that, following cancellation of the Retired Senior Notes pursuant to the Reorganization Plan, there were no longer any holders of record of the 7 3/8% senior notes due 2009.

- a registration statement on Form S-4 (File No. 333-66945 (effective 1999) covering the offering of Retired Common Stock (and associated preferred stock purchase rights under the Rights Agreement) to be issued in connection with potential acquisitions.

- a registration statement on Form S-3 (File No. 333-66943 (effective 1998)) covering the offering of 3 million shares of Retired Common Stock for the Company's dividend reinvestment and stock purchase plan. These plans were discontinued on June 17, 2009 and all of the shares covered by this registration statement were cancelled and extinguished as of the Effective Date.

- a registration statement on Form S-4 (File No. 333-31618 (effective 2000) covering the offering of Retired Common Stock (and associated preferred stock purchase rights under the Rights Agreement) to be issued in connection with potential acquisitions.

- a registration statement on Form S-4 (File No. 333-60182 (effective 2001)) filed by the Company and certain of its subsidiaries, covering the offer of two new classes of registered senior notes, with subsidiary guaranties, in exchange for two classes of notes that were sold in a private placement offering in March 2001. The new notes were substantially identical to the original notes and had the following terms: $29.0 million of 7 1/4% senior notes due 2010 and $285.0 million of 9 7/8% senior subordinated notes due 2011. The exchange offer expired by its terms in 2001. The 9 7/8% senior subordinated notes and their subsidiary guaranties were redeemed in 2006 and the obligations under Section 15(d) with respect to those notes and subsidiary guaranties were suspended beginning in 2007. As a result of the expiration of the exchange offer, this registration statement was not updated under Section 10(a)(3) when the Company filed its 2008 Form 10-K. The Company represents that, as of January 1, 2009, there were less than 300 holders of record of the 7 1/4% senior notes due 2010 and the subsidiary guaranties and that, following cancellation of the Retired Senior Notes pursuant to the Reorganization Plan, there were no longer any holders of record of the 7 1/4% senior notes due 2010 or the subsidiary guaranties.

- a registration statement on Form S-3 (File No. 333-122084-17 (effective 2005)) covering the offering of $325 million of an undesignated quantity of the following securities: Retired Common Stock; preferred stock, $0.10 par value; depositary shares; debt securities; warrants; and guarantees of debt securities. No securities were ever sold pursuant to this registration statement. This registration statement expired pursuant to Rule 415(a)(5) prior to January 1, 2009.

Absent relief from the application of Rule 12h-3(c), the Company would remain subject to the reporting requirements of Section 13(a) by virtue of Section 15(d) during the period from the Effective Date of the Reorganization Plan until the end of the Company's fiscal year on December 31, 2009, even though the securities to which these registration statements relate were cancelled on the Effective Date of the Reorganization Plan.

The Company represents that, immediately following the Effective Date of the Reorganization Plan, (1) there were no holders of the securities of the class to which the foregoing registration statements related; and (2) the New Common Stock was held of record by 40 holders, with Wayzata holding over 67.7% of the outstanding shares. The Company also represents that the New Secured Notes were held of record as of October 16, 2009, by 43 holders. The Company hereby requests relief from the limitations imposed by Rule 12h-3(c), and its reporting obligations under Section 15(d), for the remainder of its 2009 fiscal year.

The Bankruptcy

As stated above, on May 31, 2009, the Debtors filed for relief under chapter 11 of the Bankruptcy Code in the Bankruptcy Court. On August 4, 2009, the Bankruptcy Court confirmed the Reorganization Plan. On the Effective Date, all conditions to consummation of the Reorganization Plan were satisfied or waived in accordance with the Reorganization Plan, the Reorganization Plan became effective and the Company emerged from chapter 11 as a private company.

Among other things, the Reorganization Plan provides for:

1. An exchange of approximately $220 million of Retired Senior Notes for approximately $85 million of New Secured Notes plus 30,000 shares of New Common Stock. The New Secured Notes and the New Common Stock are exempt from registration under section 1145 of the Bankruptcy Code and are not publicly traded. The New Common Stock have limited rights of transferability. As of the Effective Date, all of the outstanding shares of the New Common Stock were held of record by 40 holders and Wayzata owned 20,306 shares, or approximately 67.7%, of such shares. The indenture governing the New Secured Notes does not require the Company to continue filing reports with the Commission under the Exchange Act once the Company's reporting obligations under Sections 12(g) and 15(d) have been terminated, the Company will not submit, file or provide such Exchange Act reports to the Commission on a voluntary basis or otherwise and the indenture does not require that the Company provide, nor will the Company provide, such reports to the trustee or any third party.

2. A new credit agreement with General Electric Capital Corporation, which provides for a total of up to $75 million of financing.

3. The cancellation of all outstanding shares of Retired Common Stock (including restricted shares) and options to purchase Retired Common Stock. Holders of Retired Common Stock equity interests received $2.9 million, approximately $0.10 per share, on account of their interests. As stated above, the Retired Common Stock was delisted from Nasdaq as of July 12, 2009. On August 21, 2009, the Company notified the Pink Sheets that, pursuant to the Reorganization Plan, the Retired Common Stock was cancelled and trading in such securities should cease.

Accordingly, as of the Effective Date, the Retired Common Stock was cancelled and extinguished. The Retired Common Stock has been delisted from Nasdaq. The shares of New Common Stock issued under the Reorganization Plan are held of record by 40 holders, are subject to restrictions on transfer, are exempt from registration pursuant to section 1145 of the Bankruptcy Code, and are not publicly traded. As of September 8, 2009, Wayzata owned approximately 67.7% of the New Common Stock.

Relief Requested

The Company now seeks the Staff's concurrence with the Company's view that the updating of the Company's registration statements during its 2009 fiscal year will not preclude the Company from utilizing Rule 12h-3 under the Exchange Act and suspending the Company's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act with respect to the Company's 2009 fiscal year (in which the Company's registration statements were deemed to be updated pursuant to Section 10(a)(3)). The Company seeks such relief despite the fact that Rule 12h-3(c) states that Rule 12h-3 shall not be available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act.

The Company has filed post-effective amendments to its registration statements on Forms S-3, S-4 and S-8 in order to deregister the unsold securities registered thereunder. Each of these post-effective amendments has either been declared effective or was automatically effective upon filing. If the Staff grants the relief sought by this letter, the Company intends to file the Final 12h-3 Form 15 with the Commission not later than the due date for the Company's next periodic report (i.e., by November 9, 2009), certifying that (i) the Retired Common Stock and (ii) the interests in, and rights granted under, the Incentive Plans as described above are held of record by less than 300 persons, and requesting suspension, pursuant to Rule 12h-3(a) and (b)(1)(i), of the Company's Section 15(d) reporting obligations.

Discussion

The undersigned respectfully submits that:

- upon the filing of the Final 12h-3 Form 15, the Company's duty to file reports under Section 15(d) of the Exchange Act will be suspended; and

- subsection (c) of Rule 12h-3 should not be interpreted in a manner so as to require the filing of future reports because certain of the Company's registration statements were deemed to have been post-effectively amended by the filing of the Company's 2008 Form 10-K.

Section 15(d)'s purpose of providing information to purchasers of stock originally issued in transactions registered under the Securities Act and to the public is not applicable in the Company's situation. Similarly, the policy rationale behind Rule 12h-3(c)'s deferral of the use of Form 15 when an issuer has had a registration statement declared effective during the current fiscal year is not applicable to the Company.

The Commission has frequently recognized in related situations that a literal reading of Rule 12h-3 is not always justified by public policy considerations. The Commission has stated that the purpose of Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in … [a] registered offering…." See Exchange Act Release No. 34-20263, dated October 5, 1983. In the Company's situation, as of the Effective Date of the Reorganization Plan:

- all shares of Retired Common Stock, all of the Rights, all of the Retired Senior Notes and all of the other securities covered by the registration statements described above were cancelled;

- all of the outstanding shares of the New Common Stock were held of record by a total of 40 holders, approximately 67.7% of such shares was held by Wayzata and the issuance of such shares was exempt from registration under the Securities Act by virtue of Section 1145 of the Bankruptcy Code.

Upon the Effective Date, there were no holders of Retired Common Stock, Retired Senior Notes, the Rights or other securities covered by the registration statements described above, and fewer than 300 record holders of Reorganized Caraustar's other securities. Requiring the Company to file Section 15(d) reports would not serve the purposes of Section 15(d), but would be financially and administratively burdensome to the Company. Congress recognized that, in certain situations, the benefits of periodic reporting to the public might not always be commensurate with the burdens imposed. See Exchange Act Release No. 34-20263, dated October 5, 1983. The burdens from reporting surely exceed the benefits when, as of the Effective Date: (i) there are no holders of Retired Common Stock; (ii) there are no holders of Retired Senior Notes; (iii) no holders of other securities from registered offerings remain; (iv) the New Common Stock is held of record by approximately 40 holders, including Wayzata, which owns approximately 67.7% of the New Common Stock, (v) the New Common Stock is subject to substantial restrictions on transfer, and (vi) neither the New Common Stock nor the New Secured Notes are publicly traded.

The Staff has granted no-action relief where an issuer filed (i) a post-effective amendment removing from registration unsold securities under a previously filed registration statement and (ii) a notice on Form 15 making appropriate claims under Rule 12g-4 and Rule 12h-3 under the Exchange Act before the due date for its next Exchange Act report. (*See Ampex Corporation* (available November 14, 2008), *Medialive International, Inc.* (available August 13, 2003) and *Galey & Lord, Inc.* (available May 10, 2004)). In a situation similar to the facts presented here, the Staff granted no action relief to Ampex, Medialive and Galey & Lord after they each emerged from bankruptcy, canceled their securities that had triggered the reporting obligations and became privately owned. Notwithstanding the fact that certain registration statements of Ampex, Medialive and Galey & Lord may have been deemed post-effectively amended by the filing of those companies' Annual Reports on Form 10-K, the Staff did not literally interpret the meaning of subsection (c) of Rule 12h-3 to require Ampex, Medialive or Galey & Lord to continue their reporting obligations during the fiscal year in which a registration statement filed under the Securities Act was required to be updated.

In a number of similar cases, where the relevant obstacle was the limitation posed by Rule 12h-3(c), the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein. *See, e.g., Westaff, Inc.* (available May 19, 2009); *Silverstar Holdings, Ltd.* (available May 15, 2009); *Ampex Corporation* (available November 14, 2008; *Loudeye Corp.* (available November 7, 2006); *Galey & Lord* (available May 10, 2004); *Medialive International, Inc.* (available August 13, 2003); *CoorsTek, Inc.* (available August 14, 2003); and *PayPal, Inc.* (available November 13, 2002). In each of those cases, notwithstanding the fact that a registration statement under the Securities Act had been declared effective or deemed updated pursuant to Section 10(a)(3) during the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a transaction in which it became a subsidiary of another company and had no other public securities outstanding.

Conclusion

In light of the Staff's position in the foregoing and other similar situations, the facts that the Company has filed all reports required by Section 13(a) as required by Rule 12h-3 and that there are no holders of Retired Common Stock, Retired Senior Notes or other securities covered by the registration statements described above, thereby satisfying subsections (a) and (b) of Rule 12h-3, and the policy arguments presented, the undersigned respectfully requests the Staff's concurrence with the Company's view that the effectiveness of the Company's registration statements during its 2009 fiscal year will not preclude the Company from utilizing Rule 12h-3 under the Exchange Act and suspending the Company's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act with respect to the remainder of the Company's 2009 fiscal year (in which the Company's registration statements were deemed to be updated pursuant to Section 10(a)(3)).

Due to the expense, time and effort involved in the preparation of and filing of periodic reports under the Exchange Act, we respectfully request that the Company's request be given expedited consideration. If the Staff disagrees with any of the views expressed herein, the undersigned respectfully requests an opportunity to discuss the matter with the Staff prior to any written response to this letter.

Very truly yours,

Ward S. Bondurant

cc: Wilma Elizabeth Beaty, Caraustar Industries, Inc.

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[1] The Rights Form 15 was amended on November 5, 2009, to correct the par value of the Retired Common Stock from $0.01 to $0.10.

[2] The Common Stock 12g-4 Form 15 was amended on November 5, 2009, to correct the par value of the Retired Common Stock from $0.01 to $0.10.

[3] Although the Company has filed all reports required under Section 13(a), while the Company was in bankruptcy, one report on Form 11-K and one report on Form 10-Q were not filed when originally due. The Annual Report on Form 11-K for the Caraustar Industries, Inc. Employees' Savings Plan for the year ended December 31, 2008 was filed one day late, on June 30, 2009, pursuant to notice on Form 12b-25, and was deemed to be timely filed on June 29, 2009 pursuant to Rule 12b-25(b)(3). The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 was filed four days late, on August 14, 2009, pursuant to notice on Form 12b-25, and was deemed to be timely filed on August 10, 2009 pursuant to Rule 12b-25(b)(3). We understand that the fact that a registrant has previously relied upon Rule 12b-25 does not

preclude the registrant from suspending its reporting obligations under Rule 15(d) pursuant to Rule 12h-3. See Exchange Act Release No. 34-20263. The Staff has granted no-action relief when confronted with a company that had failed to file reports on a timely basis in reliance on Rule 12b-25. The Staff advised Medialive International, Inc. (available August 13, 2003) that it would not object if Medialive stopped filing periodic and other reports under the Exchange Act, despite the fact that Medialive noted in their no-action request that two reports had been filed late pursuant to Rule 12b-25(b)(3).

[4] Each of the Company's Registration Statements on Form S-8 registered shares of the Company's common stock. In addition, the following Registration Statements on Form S-8 registered additional securities: File No. 33-77682 (also included interests in the Caraustar Industries, Inc. Employees Savings Plan); File No. 333-57965 (also included rights to purchase common stock under the 1998 Key Employee Incentive Compensation Plan and associated preferred stock purchase rights under the Rights Agreement); File No. 33-37168 (also included rights to purchase common stock under the 1998 Key Employee Incentive Compensation Plan and associated preferred stock purchase rights under the Rights Agreement); File No. 333-106062 (also included rights to purchase common stock under the Caraustar Industries, Inc. Employees Savings Plan and associated preferred stock purchase rights under the Rights Agreement); and File No. 333-106064 (also included rights to purchase common stock under the Caraustar Industries, Inc. 2003 Long-Term Equity Incentive Plan and associated preferred stock purchase rights under the Rights Agreement).